Exhibit 1

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Acquires Callverso, a provider of Conversational AI solutions for Contact Centers

Lod, Israel – November 15, 2021 - AudioCodes (NASDAQ: AUDC) Press Release

Highlights

•	Callverso is a leading provider of Conversational AI solutions and NLU technology in Israel
•	Callverso’s virtual customer agent (VICA) solution excels at automating customer call handling via virtual agents, improving customer service and reducing contact center costs
•	Callverso virtual customer agent (VICA) is deployed at Clalit Health Services contact center where it handled successfully over 14 millions calls in 2020. VICA is deployed at another Israeli leading health services provider and a utility provider.
•	Adding Callverso’s virtual customer agent (VICA) to the Voice.ai portfolio further strengthens AudioCodes ability to help contact centers improve their customer experience while reducing operational costs

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced that it has acquired Callverso, a leading provider of conversational AI solutions and NLU technology for contact centers.

Callverso’s virtual agent solution (VICA) is successfully deployed in major healthcare, utility and other service providers in Israel, where it automates the operation of complex business tasks such as the scheduling of medical appointments and bill payments.

“CallVerso is a long-term vendor of Clalit, their solutions are deployed in our contact center and in 1600 Clalit clinics, for the past 8 years”, said Marko Gabay Director of service and marketing technologies at Clalit, the largest healthcare service provider in Israel, “we deployed VICA during the early phases of the COVID 19 pandemic to coordinate PCR tests and provide our customers with test results. VICA allowed us to handle the huge increase in calls to our contact center efficiently while reducing our operating costs dramatically.”

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This acquisition enables AudioCodes to add Callverso’s outstanding Conversational AI capabilities to AudioCodes portfolio of innovative contact center solutions and Live CX services that already cover high quality voice connectivity, work from home solutions, contextual click-to-call and voice channel integration with chatbots.

"The acquisition of Callverso places AudioCodes in a stronger position to serve the growing adoption of conversational AI services in contact centers," said Shabtai Adlersberg, President and CEO of AudioCodes. "The technology and expertise of Callverso in developing and deploying conversational AI solutions will effectively complement AudioCodes’ existing Voice.ai offering and be instrumental in modernizing contact center operations.”

The consideration for this transaction will consist of cash plus an earn-out arrangement based on attaining certain sales targets over the next three years. Following the transaction, Callverso became a wholly owned subsidiary of AudioCodes. The transaction closed on November 10, 2021.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

About Clalit

Clalit healthcare service is the largest healthcare service provider in Israel serving more than 4.7M customers and employs 48,000 professional employees. Clalit constantly invest on improving its customer experience adopting the most innovative technologies to support it

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Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2021 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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